Mail Stop 3561

March 20, 2008

Han Xioa-Yan
Chief Financial Officer
China Sky One Medical, Inc.
Room 1706, No. 30 Di Wang Building
Gan Shui Road
Nandang District, Harbin 150001
People's Republic of China

> **Re:** **China Sky One Medical, Inc.**
> **Form 10-KSB/ Amendment for Fiscal Year Ended December 31, 2006**
> **Filed November 8, 2007**
> **Form 10-QSB/Amendment for Fiscal Quarter Ended June 30, 2006**
> **Filed December 18, 2007**
> **Form 10-QSB/Amendment for Fiscal Quarter Ended September 30, 2006**
> **Filed December 18, 2007**
> **File No. 0-26059**

Dear Han Xioa-Yan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB/Amendment for the Year Ended December 31, 2006 filed November 8, 2007

General

1.   Please revise to label the applicable financial statements as "Restated" in accordance with paragraph (26) SFAS No. 154.

2.   Please file your responses dated September 7, 2007 on Edgar under "Correspondence".

Notes to the Consolidated Financial Statements

5. Stock Based Compensation, F-13

3.   We have reviewed your revised disclosure and note that it does not include all the disclosure requirements under SFAS No. 123(R). Please revise your financial statements to provide the disclosures regarding weighted average exercise price and weighted average grant date fair value as required by paragraph A240(b)(1) and (2) and the disclosures required by paragraph A240(c), (d) and (h) of SFAS No. 123(R).

Form 10-QSB/Amendment for the Period Ended June 30, 2006 filed December 18, 2007

General

4.   Please revise to label the applicable financial statements as "Restated" in accordance with paragraph (26) SFAS No. 154.

Form 10-QSB/Amendment for the Period Ended September 30, 2006 filed December 18, 2007

General

5.   Please revise to label the applicable financial statements as "Restated" in accordance with paragraph (26) SFAS No. 154.

* * * * *

Han Xioa-Yan
China Sky One Medical Inc.
March 20, 2008
Page 3

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR under the form type label CORRESP. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

  · staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services